UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 17, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary

BHP Economic
Contribution
Report
2019

BHP
Our Charter
We are BHP, a leading global resources company.
Our Purpose
To bring people and resources together to build a better world.
Our Strategy
Our strategy is to have the best capabilities, best commodities and best assets, to create long-term value and high returns.
Our Values Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer May 2019
BHP Group Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP Group Plc. Registration number 3196209. Registered in England and Wales. Registered office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom. Each of BHP Group Limited and BHP Group Plc is a member of the Group, which has its headquarters in Australia. BHP is a Dual Listed Company structure comprising BHP Group Limited and BHP Group Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP.
The headquarters of BHP Group Limited and the global headquarters of the combined Group are located in Melbourne, Australia. The headquarters of BHP Group Plc are located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the Group as a whole.
In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries.

In this Report
Chief Financial Officer’s introduction 2 FY2019 Total economic contribution 3 Our contribution throughout the value chain 6 Approach to transparency and tax 9 Our payments to governments 18 Tax and our 2019 Financial Statements 24 Basis of Report preparation 26 Glossary 27 Independent auditor’s report to the Directors 28 of BHP Group Plc and BHP Group Limited Corporate directory Inside back cover
Yandi iron ore mine, Western Australia.
Photographer: Sarah Stampfli
BHP Economic Contribution Report 2019 1

Chief Financial Officer’s introduction
BHP has a long-standing commitment to transparency. We believe it enhances understanding, builds trust and holds us and others to account.
We’ve disclosed details of our tax and royalty payments for more than 19 years and during that time we have continually updated and expanded our disclosures. As in prior years, this Report discloses our total direct economic contribution, including the taxes and royalties we paid on a country-by-country and project-by-project basis. We also disclose additional voluntary information, such as details of each of our subsidiary entities in ‘tax haven’ countries and tax incentives we have been granted by some of our host governments. In addition, we disclose our intragroup transactions and relationships with tax authorities in compliance with the Australian Voluntary Tax Transparency Code.
Consistent with our commitment to transparency, we have again increased our level of disclosure. In this year’s Report, we disclose more information including additional reconciliation data, comparative data from prior years and further information regarding our approach to tax risk management and governance. Also, we support the voluntary disclosure of country-by-country reports that contain quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax, and number of employees for each country in which a subsidiary entity of a corporate group is tax resident. We will be publishing our country-by-country data for FY2019, separately to this Report. In addition, in this Report we include details of our settlement with the Australian Taxation Office (ATO) of the long-standing transfer pricing dispute concerning the value at which commodities are sold to our Singapore Sales and Marketing business. The settlement resolved this dispute for all prior years (from 2003 onwards) and also provides certainty for both the ATO and BHP regarding the taxation treatment of our Singapore Sales and Marketing business for future years. BHP’s purpose is to bring people and resources together to build a better world. We are proud of the valuable contribution we make to the communities where we operate and to society as a whole. The economic contribution we make is an important part of this. Our total direct economic contribution for FY2019 was US$46.2 billion. This includes payments to suppliers, wages and benefits for our more than 72,000 employees and contractors, dividends, taxes and royalties, and US$93.5 million voluntarily invested in social projects across the communities where we operate.
‘BHP has a long-standing commitment to transparency. We believe it enhances understanding, builds trust and holds us and others to account. In this year’s Report, we have again increased our level of disclosure.’
In FY2019, our tax, royalty and other payments to governments totalled US$9.1 billion. Of this, 78.7 per cent or US$7.1 billion was paid in Australia. During the last decade, we paid US$84.3 billion globally in taxes, royalties and other payments, including US$62.5 billion (approximately A$71 billion) in Australia.
Our global adjusted effective tax rate in FY2019 was 36 per cent, which is broadly in line with our average adjusted effective tax rate over the past decade of 33.5 per cent. Once royalties are included, our FY2019 rate increases to 44.7 per cent. This significant contribution of taxation and royalty revenue to the countries in which we operate gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future.
In addition, our investment in economies creates high-paying jobs, both directly within our assets and indirectly through our suppliers, which supports the standard of living and further development of those communities. As well as direct employment, in FY2019 we paid US$15 billion to over 10,000 suppliers across the globe, with US$2 billion paid to local suppliers in the communities in which we operate. Importantly, we also create value for our shareholders, lenders and other investors through the returns we provide, such as dividends. In FY2019 we paid US$18 billion to shareholders, lenders and investors.
We believe companies should pay their fair share of tax and consequently that countries should have taxation rights commensurate with value created in those countries. Accordingly, we support the work being undertaken by the Organisation for Economic Co-operation and Development to reach a global solution to address the tax challenges of the digitalisation of the economy. However, we are concerned that any new measures do not result in double taxation, increased uncertainty and disputes or an increase in administration and compliance costs. In addition, any new measures should not give rise to inequitable or inappropriate outcomes. In this regard, for the extraction industry, as the right to extract commodities is inherently and substantially connected with the country in which the commodities are located, such countries should continue to have the right to tax profits from the extraction of commodities. For these reasons we support commodities being carved out from any new measures so that the taxing rights over profits associated with the extraction of commodities remains with the host countries. We look forward to continuing to make a positive contribution.
Peter Beaven
Chief Financial Officer
2 BHP Economic Contribution Report 2019

FY2019 Total economic contribution
Global
Over last 10 years
US$84.3 billion
global taxes, royalties and other payments to governments
In FY2019
US$46.2 billion
total economic contribution
US$9.1 billion
globally in taxes, royalties and other payments to governments
36.0%
global adjusted effective tax rate
44.7%
once royalties are included
Our contribution
Our approach
Our payments
Additional information
Australia
Over last 10 years
~A$71 billion
(US$62.5 billion) Australian taxes, royalties and other payments to governments
In FY2019
US$29.5 billion
total economic contribution in Australia
US$7.1 billion
in Australian taxes, royalties and other payments to governments
34.2%
Australian adjusted effective tax rate
45.3%
once royalties are included
BHP remains one of the largest taxpayers in Australia
The data presented in this Report has been prepared on the basis set out in ‘Basis of Report preparation’ section.
BHP Economic Contribution Report 2019 3

FY2019 Total economic contribution continued

Total economic contribution



Payments to governments
Payments to suppliers
Payments to employees
Payments to shareholders, lenders and investors
Social investment
1 Australia
Social investment US$36.4m
US$29.5b
2 Chile
Social investment US$13.1m
US$4.9b
3 United States
Social investment US$23.1m
US$2.5b
4 United Kingdom
Social investment US$0
US$5.5b
5 Canada
Social investment US$1.7m
US$0.3b
Rest of the world
Social investment US$10.3m
US$3.4b

Country	Payments to governments US$M	Payments to suppliers US$M	Payments to employees US$M	Payments to shareholders, lenders and investors US$M	Social investment US$M	Total economic contribution US$M	Profit/(loss) before taxation US$M	Number of employees/ contractors
Australia	7,145.9	7,945.3	2,657.8	11,740.5	36.4	29,525.9	12,436.0	39,158
Chile	1,127.8	2,979.3	629.2	145.4	13.1	4,894.8	2,420.7	26,286
United States	253.1	484.9	333.9	583.0	22.3	1,677.2	291.5	2,398
United Kingdom	53.8	13.2	14.9	5,396.4	–	5,478.3	93.0	64
Canada	53.6	164.9	28.0	45.4	1.7	293.6	12.4	304
Rest of the world	253.0	2,854.0	198.0	120.3	10.3	3,435.6	335.1	4,204
Total Continuing operations	**8,887.2**	**14,441.6**	**3,861.8**	**18,031.0**	**83.8**	**45,305.4**	**15,588.7**	**72,414**
Discontinued operations United States (North America Shale)	195.1	563.2	106.5	–	0.8	865.6	(233.0)	–
Total operations	**9,082.3**	**15,004.8**	**3,968.3**	**18,031.0**	**84.6**	**46,171.0**	**15,355.7**	**72,414**
Equity accounted investments								
Colombia (Cerrejón)	663.7	–	–	–	2.6	666.3	103.0	–
Brazil (Samarco)	14.6	–	–	–	–	14.6	(945.8)	–
United States (Resolution)	–	–	–	–	0.5	0.5	(90.0)	–
Peru (Antamina)	815.4	–	–	–	5.8	821.2	393.1	–
Total including equity accounted investments	**10,576.0**	**15,004.8**	**3,968.3**	**18,031.0**	**93.5**	**47,673.6**	**14,816.0**	**72,414**

4 BHP Economic Contribution Report 2019

Summary of payments made
BHP’s contribution to the global economy is significant.
In FY2019, our total direct economic contribution was US$46.2 billion, including payments to suppliers, wages and employee benefits, dividends and other payments to shareholders, taxes and royalties, as well as voluntary social investment across the communities where we operate. Of this, we paid US$9.1 billion globally in taxes, royalties and other payments to governments. Our global adjusted effective tax rate was 36.0 per cent. Including royalties, this increases to 44.7 per cent. This significant source of taxation revenue assists governments to provide essential services to their citizens and invest in their communities for the future.
During FY2019, we paid US$18 billion to shareholders, lenders and investors.
As well as our direct economic contribution, we invested US$7.6 billion into our business through the purchase of property, plant and equipment and expenditure on exploration. This investment typically has a multiplier effect by creating new jobs within our operations and also for the suppliers on whom they rely. For example, investments that were approved during FY2019 included: the investment of approximately A$200 million (BHP share) in the development of the West Barracouta gas field in Bass Strait, Victoria, Australia, US$696 million (BHP share) in funding to develop the Atlantis Phase 3 project in the US Gulf of Mexico and US$256 million in funding to drill an additional appraisal well (3DEL) and perform further studies in the Trion field in Mexico.
Our contribution
Our approach
Our payments
Additional information
Total economic contribution in FY2019
Suppliers
Payments made to our suppliers for the purchase of utilities, goods and services
US$15.0b
Employees +
Employee expenses for salary, wages and incentives
US$4.0b
Shareholders, lenders and investors +
Dividend payments Share buy-backs Interest payments
US$18.0b
Total payments to governments +
Income taxes
Royalty-related income taxes Royalties Other payments to governments
US$9.1b
Social investment (1) (2) +
Contributions and administrative costs
US$93.5m
Total economic contribution
=
US$46.2b
Figures are rounded to the nearest decimal point. All figures include Continuing and Discontinued operations. (1) Calculated on an accrual basis.
(2) Total social investment includes community contributions and associated administrative costs (including US$2.0 million to facilitate the operation of the BHP
Foundation) and BHP’s equity share in community contributions for operated and non-operated joint ventures. Our social investment target is not less than 1 per cent of pre-tax profits invested in community programs, including cash and administrative costs, calculated on the average of the previous three years’ pre-tax profit.
BHP Economic Contribution Report 2019 5

Our contribution throughout the value chain
BHP’s purpose is to bring people and resources together to build a better world.
BHP operations
1 2 3
We generate considerable value – both financial and social – to the communities in the countries where we operate and also to society more broadly. We do this at each step in our value chain. We work in partnership with communities. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions (such as donations) to communities where we operate. We work to promote integrity and sustainability by following best practices and supporting research, e.g. through the BHP Foundation. The way we work provides a competitive advantage for our shareholders. Value is created for our shareholders, lenders and investors, including pension and superannuation funds, through paying dividends, interest and making other financial returns e.g. share buy-backs. We contribute to society more generally as we provide the building blocks essential to modern life for millions of people around the world. In this way, we are aligned with the interests of communities where we operate and also society more broadly: our success and contributions are shared fairly.
1 Evaluation and exploration
We invest in discovering new resources, to meet the needs of future generations.
How we contribute
Payments to suppliers and contractors Wages paid to employees Permits, licence fees and employment taxes No royalties or corporate tax
Evaluation and exploration work is largely about creating the potential for future value. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up the majority of payments to governments. Contributions to the community include payments to suppliers and contractors for any construction or excavation and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists).
2 Development
We invest in studies, trials and infrastructure with the goal of creating the maximum value from resources.
How we contribute
Capital expenditure
Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties No royalties or corporate tax Host community contributions
Development involves construction of facilities, excavation and any supporting infrastructure that is required. This can extend to construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, both directly in construction and more broadly through the provision of goods and services to the site and workforce. Contributions to local communities begin to be made. Payments to governments are largely in the form of indirect taxes (such as goods and services taxes or excise fees) on equipment and materials, and employment taxes.
6 BHP Economic Contribution Report 2019

Our contribution Our approach Our payments Additional information
4 5
3 Extraction and processing
We extract and process commodities, safely and sustainably.
How we contribute
Net profits – corporate taxes paid Royalties paid from extraction Payments to suppliers and contractors Wages paid to employees Employment and sales taxes, import duties Host community contributions
Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid; however, this is often lower in the early years of an operation as tax losses from the construction phase are offset against income. Over the life of the operation, payments to governments will be significant and can often equal as much as 50 per cent of profit.
Community contributions continue through the operating life. Payments to shareholders, lenders and investors also increase as income from operations is generated. As we invest in long-term assets, we also create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors.
4 Rehabilitation and closure
We close our operations through one or a combination of rehabilitation, ongoing management or – in consultation with the community – a transition to an alternative use.
How we contribute
Payments to suppliers and contractors
Corporate taxes paid if alternative revenue streams from post-mining land use are found Lower employment and sales taxes Low or no royalties
Land no longer required for operations is rehabilitated, taking into account regulatory requirements and community expectations. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but post-mining land uses may generate new revenue streams for BHP and the local community.
5 Commercial function
We sell our products, procure suppliers, organise freight and manage market risks to maximise value.
How we contribute
Payments to suppliers and contractors Wages paid to employees Corporate, employment and sales taxes, import duties
Sales and Marketing and Procurement are separate core businesses of BHP, connected under the Commercial function. They are the link between BHP’s global operations, our customers and our local and global suppliers, and are aligned to our assets.
We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities in which we operate. We also have more than 2,000 employees and contractors in our Commercial business globally. The contribution of our other businesses is enhanced by the activities of our Commercial function. Sales and Marketing maximises the prices received for the sale of our products and Procurement ensures our unit costs are competitive, maintaining the sustainability of our operations.
BHP Economic Contribution Report 2019 7

Case study:
Western Australia Iron Ore (WAIO)
WAIO is an integrated system of four processing hubs and five mines connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region. The corporate headquarters of our iron ore business is located in Perth.
Construction of the US$3.6 billion South Flank project started in July 2018 and by the end of FY2019 was more than 30 per cent complete. The project awarded more than A$3 billion in contracts (including more than A$2 billion for Western Australian-based work). South Flank is expected to reach its peak construction workforce of around 3,000 people as the project moves into the second full year of construction and is expected to create thousands of jobs over the life of the project.
BHP has contributed more than A$11 billion in iron ore royalties in the past decade and more than A$3 billion in community infrastructure, social and Indigenous programs and training programs across the state over the last seven years.
WAIO at a glance in FY2019
Employees and contractors
11,912
Total taxes paid
US$2,591.0m $
State royalties and other payments to governments
US$1,166.7m
8 BHP Economic Contribution Report 2019

Approach to transparency and tax
Our tax principles
Our Charter and Our Code of Business Conduct (Our Code) define how we work at BHP. Our Charter describes our purpose and values and how we measure our success. It is the single most important means by which we communicate who we are, what we do and what we stand for, and is the basis for our decision-making. Supporting Our Charter is Our Code, which helps guide our daily work. It demonstrates how we practically apply the commitments and values set out in Our Charter.
Our approach to tax is underpinned by Our Charter and Our Code, and is embodied in our global tax principles. The Risk and Audit Committee of the BHP Board endorsed these principles and in FY2019 we conducted assurance that we have adhered to our tax principles.
The six principles set out below govern our global approach to tax:
Our contribution Our approach Our payments Additional information
1
Transparency
2
Corporate citizenship
3
Risk management and governance
4
Business rationale
5
Compliance
6
Advocating reform
We are transparent about the taxes and royalties that we pay to governments because we believe that openness allows our shareholders, employees, contractors, partners, customers and communities to understand the contribution we make and have a greater ability to assess the integrity of the tax systems in the countries in which we operate.
We act with integrity when engaging with revenue authorities to support positive and sustainable relationships. Where possible, for the purposes of obtaining certainty of our tax positions, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.
We are committed to strong governance. We seek to identify, assess, control and report tax risks in accordance with our global Risk Framework. Risks identified as material are reported to the Risk and Audit Committee. Further information is provided overleaf.
Our transactions have proper commercial purposes and economic rationale. We locate business activities where value is optimally created. We seek to have a tax charge that contributes to superior business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
We respect and comply with the laws of the jurisdictions in which we operate. We meet all of our tax compliance obligations on time. Our tax obligations include pricing transactions in our global value chain according to where value is created, and economic activity occurs, in compliance with the Organisation for Economic Co-operation and Development (OECD) guidelines, and based on the arm’s length principle.
We support simple, stable and competitive tax rules and the principle that the taxing rights of countries should be commensurate with where the economic activity occurs. We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we operate. We do this because we believe that tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and long-term sustainable tax contributions.
BHP Economic Contribution Report 2019 9

Approach to transparency and tax continued
Our approach to risk management and governance
Given the size, geographic scope and complexity of our operations, and at times, uncertainty regarding the application of taxation laws, risk may arise in the determination of our tax liabilities. The identification and management of risk are central to achieving our corporate purpose. Risk management is embedded in all of our critical business activities, functions, processes and systems. In addition to the tax principles, we have internal standards that clearly set out our approach to tax risk management, the level of risk that the Group is prepared to accept and escalation points and procedures. We have an adequately resourced Tax function staffed with appropriately qualified team members that manages BHP’s tax risks. The Tax function is subject to oversight by a management committee tasked with the review of internal controls relating to financial risks, including tax risk, as well as the Risk and Audit Committee of the BHP Board. For information on our approach to risk management and governance, refer to ‘Our tax strategy’ on our website at bhp.com.
This year, we have disclosed additional information including additional reconciliation data, comparative data from prior years and further information regarding our approach to tax risk management and governance
Location of our business activities
BHP is a world-leading resources company. We extract and process minerals, oil and gas, with more than 72,000 employees and contractors, primarily in Australia and the Americas. Our products are sold worldwide, with sales and marketing through Singapore and Houston, United States. Our global headquarters are in Melbourne, Australia. We locate our business activities where value is created and we do not engage in aggressive tax planning.
Our commitment to transparency
We are proud to be a corporate leader in transparency and have a long-standing record in that regard. We first disclosed our aggregate payments of taxes and royalties in 2000 and since then, have continually increased our level of disclosure. This year, we have disclosed more information including additional reconciliation data, comparative data from prior years and further information regarding our approach to tax risk management and governance. Also, we support the voluntary publication of country-by-country reports which contain detailed quantitative data such as revenue from related and unrelated parties, profit/(loss) before tax and number of employees for each country in which a subsidiary entity of a corporate group is tax resident. We will be publishing our country-by-country data for FY2019, separate to this Report. In addition, in this Report we include details of our settlement with the Australian Taxation Office (ATO) of the long-standing transfer pricing dispute concerning the value at which commodities are sold to our Singapore Sales and Marketing business. The settlement resolved this dispute for all prior years (from 2003 onwards) and also provides certainty for both the ATO and BHP regarding the taxation treatment of our Singapore Sales and Marketing business for future years.
Being open about the taxes and royalties we pay to governments is in the best interests of our shareholders, employees, customers, communities where we operate and other stakeholders. Transparency allows for an informed debate on the integrity of tax regimes and the contribution we do – and should – make in the countries in which we operate.
We support the voluntary publication of country-by-country reports that contain detailed quantitative data. We will be publishing our data for FY2019, separate to this Report.
This commitment is also reflected in our support of global transparency initiatives. For example, we are represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2016 Standard requires the EITI implementing countries to develop ‘road maps’ towards the establishment
10 BHP Economic Contribution Report 2019

of Beneficial Ownership Registers. We support mandatory payment disclosure legislation, such as the EU Accounting and Transparency Directives. As noted on the previous page, we also support the voluntary disclosure of country-by-country reports and will be publishing our data for FY2019.
This Report and global transparency requirements
This Report complies with a number of different tax transparency regimes. The information on our payments to governments on pages 18 to 23 is set out in accordance with the UK Regulations, which implement the EU Accounting Directive.
By issuing this Report, we comply with the Australian Voluntary Tax Transparency Code. We have also added additional disclosures in this Report to adhere to all of the Best Practice Recommendations and updated minimum standards for ‘large businesses’ contained in the Post-Implementation Review of the Tax Transparency Code Consultation Paper released by the Australian Board of Taxation in February 2019.
We reflect the Tax Principles of the B Team in our practice, for example through the disclosure of our tax incentives. The B Team is a not-for-profit initiative formed by a global group of business leaders to catalyse a better way of doing business, for the wellbeing of people and the planet. The B Team’s Tax Principles seek to set a new bar for tax practices by providing a framework that details what good tax practice should look like and sets a benchmark for businesses to achieve.
We have a number of existing subsidiary companies, primarily established for historical reasons, in ‘tax haven’ countries. These are fully disclosed in this Report. Beyond these requirements, we voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors and effective tax rates in the key countries in which we operate.
The future of global tax transparency
To be meaningful, information and data should be disclosed that is useful to stakeholders and is in a format that is accessible, machine-readable and easy to understand and utilise. To this end, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. In addition, in relation to voluntary publication of country-by-country quantitative data, we support alignment between, on the one hand, the quantitative data provided to taxation authorities to comply with country-by-country reporting obligations, and on the other hand, the data to be disclosed pursuant to any global standards advocating voluntary country-by-country reporting. The alignment of reporting under these initiatives would create a consistent basis for companies to disclose data such as payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years, or under development, will result in unhelpful complexity and we will continue to engage with governments, regulators and civil society organisations to move towards global consistency.
We continue to support the introduction of public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company). This is because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with taxation laws. BHP has advocated for the establishment of public beneficial ownership registers and participated in a range of public policy forums to achieve that goal, such as OpenOwnership. OpenOwnership is the first public, open, global database of company ownership information and provides public access to information on who owns 5.1 million companies across the globe. We are a member of OpenOwnership’s Private Sector Advisory Group and encourage our suppliers and partners to make disclosures in that forum, helping to grow ownership transparency into a global norm.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2019 11

Approach to transparency and tax continued
We understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid, and transparency over the contracts that we have with governments, allowing comparison of our actual payments against what is required to be paid. Accordingly, we would support an initiative of a host government to publicly disclose the content of our licences or contracts for the development and production of oil, gas or minerals that forms the basis of our payments to governments, as outlined in the EITI Standard.
Tax policy
Tax systems should balance the need for appropriate returns to governments with incentivising investment (which in turn benefits the community).
In order to attract investment, tax systems should be internationally competitive and stable.
Key factors influencing the international competitiveness of a country’s tax regime are the corporate tax rate and the mix of taxes imposed. After returning excess cash to our shareholders in the form of dividends or share buy-backs and ensuring that our balance sheet is strong, we invest back into our business. When we assess which projects we will invest our capital in, tax competitiveness is an important consideration. We have global competition for limited capital across our many investment options around the world: when taxes are lower in one country compared to others, all other things being equal, we will invest in that country. Consequently, having regard to the global reduction in corporate tax rates across OECD countries, it may be challenging for countries that retain comparatively high corporate tax rates (such as Australia) to remain internationally competitive in attracting capital.
In addition, for a business such as ours, which invests over generations, we want to know that the returns we will realise in 10, 20 or 30 years’ time will be commensurate with the risks we take in investing our shareholders’ money now. Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects. We support countries having taxation rights commensurate with value creation. Accordingly, we support the work being undertaken by the OECD to explore a global solution to address the tax challenges of the digitalisation of the economy. However, we are concerned that any new measures do not result in double taxation, increased uncertainty and disputes, or an increase in administration and compliance costs.
In addition, the new measures should not give rise to inequitable outcomes (such as taxation where there is no economic profits). Accordingly, we support any new measures having scope limitations to ensure they apply appropriately. In this regard, for the extraction industry, as the value creation associated with the right to extract commodities is inherently and substantially connected with the country in which the commodities are located, such countries should continue to have the right to tax profits from the extraction of commodities. For these reasons, we support commodities being carved out from any new measures (either because the scope of the new measures means they do not apply to commodities or, if commodities are within the scope of the new rules, there is an exemption). This is to ensure that the new rules apply appropriately so that taxing rights over profits associated with the extraction of commodities remain with the host countries. In addition, such a carve out will ensure there is no adverse impact on the revenue collections of developing countries that are resource rich.
We engage in the reform process of international tax rules (including transfer pricing) and local tax rules in the jurisdictions in which we operate. We primarily do this by engaging on taxation policy and reform matters through a number of global industry and local associations, including the Business Council of Australia, Minerals Council of Australia, American Petroleum Institute, Consejo Minero, American Chamber of Commerce, Business at OECD (BIAC) and the International Council on Mining and Metals.
Low-tax jurisdictions
We locate our business activities where value is created and do not engage in aggressive tax planning.
In classifying which of our subsidiary companies are located in low-tax jurisdictions, we have applied the European Union (EU) list of non-cooperative jurisdictions for tax purposes, which the EU first issued in December 2017. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to tax transparency, fair taxation, implementation of OECD base erosion and profit shifting measures and entity substance requirements. The EU has published a list of ‘non-cooperative’ jurisdictions and a ‘watch list’ of jurisdictions that have committed to address deficiencies in their tax governance. The EU reviews the lists at least yearly.
We have two subsidiary companies in countries on the EU’s ‘non-cooperative’ list. One entity, BHP (Trinidad-3A) Limited, is incorporated in Trinidad and Tobago, and holds an undeveloped offshore petroleum block in Trinidad with declared oil and gas reserves. The other entity, BHP Petroleum (Tankers) Limited, is incorporated in Bermuda but is a tax resident of Australia.
We have eight subsidiary companies in countries on the EU’s ‘watch list’ other than Australia. Details of each of these subsidiaries, including FY2019 profits/(losses), are included in the table overleaf. These subsidiaries were acquired for a variety of reasons, such as being part of a historical acquisition. Close to 100 per cent of the income of four of these companies is taxed in another jurisdiction (the United Kingdom, Peru or the United States).
In addition, all of the subsidiary companies of BHP are subject to the controlled foreign company tax rules of either Australia or the United Kingdom.
Australia was added to the EU’s ‘watch list’ in FY2019 due to its Offshore Banking Unit (OBU) regime. We have a significant number of entities incorporated in Australia, all of which are subject to tax at the normal corporate tax rate of 30 per cent.
12 BHP Economic Contribution Report 2019

In addition, none of these entities benefit from Australia's OBU regime. Given the number of our Australian entities and that the Group's Australian adjusted effective tax rate in FY2019 was 34.2 per cent, we have not disclosed our Australian subsidiaries in this section.

We disclose all of our subsidiary companies, including our Australian companies, in our Financial Statements within our Annual Report.

Companies in 'non-cooperative' countries

Name	Incorporation Jurisdiction	Incorporation Year	FY2019 Profit/(loss) before taxation (US$ millions)	Income subject to tax in another country	Nature of activities
BHP (Trinidad-3A) Ltd	Trinidad and Tobago	2002	(5)	–	Appraisal and development of offshore hydrocarbons
BHP Petroleum (Tankers) Limited	Bermuda	1990	(2)	Australia [2]	Ownership of LNG tankers

Companies in 'watch list' countries (other than Australia)

Name	Incorporation Jurisdiction	Incorporation Year	FY2019 Profit/(loss) before taxation (US$ millions)	Income subject to tax in another country	Nature of activities [1]
BHP Billiton UK Holdings Limited [3]	British Virgin Islands	2004	457	UK [2]	Holding company
BHP Billiton UK Investments Limited [3]	British Virgin Islands	2004	457	UK [2]	Holding company
Global BHP Copper Ltd	Cayman Islands	1994	3	US [4]	Holding company (legacy)
RAL Cayman Inc	Cayman Islands	1986	364	Peru [5]	Holding company (legacy)
Riocerro Inc	Cayman Islands	1991	–	–	Holding company (legacy)
Riochile Inc	Cayman Islands	1991	20	–	Holding company (legacy)
BHP (Trinidad) Holdings Ltd	Saint Lucia	2002	–	–	Holding company
BHP Billiton Marketing AG [6]	Switzerland	1988	613	Australia (partial)	Marketing

(1) Holding companies hold shares in other subsidiary companies. Legacy holding companies joined the Group through historical acquisitions.
(2) These companies are tax resident in either the United Kingdom or Australia and have been since incorporation (in particular, BHP Petroleum (Tankers) Limited is a member of the BHP Australian tax consolidated group). This means all their worldwide income is subject to taxation in the United Kingdom or Australia at the normal corporate tax rates as the income is earned (not when it is repatriated).
(3) The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporations law purposes.
(4) This company is subject to taxation in the United States under the foreign disregarded entity rules. In FY2019, all of its income was subject to taxation in the United States as the income was earned (not when it was repatriated).
(5) In FY2019, other than a relatively small amount of interest income (US$3 million), all of the profit of RAL Cayman Inc was dividend income that was received from other subsidiary companies. Taxes were paid on the underlying profits when earned in Peru and are included as payments to governments in this Report. See further below.
(6) BHP Billiton Marketing AG (BMAG) is our main marketing company for minerals. Our Asian Sales and Marketing business is conducted through a branch of this entity in Singapore. Of the total profit made by BMAG in FY2019 (of approximately US$613 million), approximately US$517 million relates to our Singapore Sales and Marketing business, the remainder is primarily dividend income from a subsidiary that conducts a freight business. Due to the operation of the Australian Controlled Foreign Company rules, in FY2019, 58 per cent of the Singapore Sales and Marketing profits attributable to Australian assets owned by BHP Group Limited are taxed in Australia at the normal corporate tax rate of 30 per cent. From FY2020 onwards, 100 per cent of such profits will be taxed in Australia at the normal corporate tax rate of 30 per cent. Further details are provided in the Our Sales and Marketing business section.

RAL Cayman Inc is a legacy holding company that was acquired as part of the broader acquisition by Billiton in 2000 of the Cerro Colorado and Spence mines in Chile and the Antamina mining project in Peru. RAL Cayman Inc holds the now operational Antamina mine, and other than a relatively small amount of interest income, the profits of RAL Cayman Inc comprise dividends received from Antamina. Income Tax is paid on the underlying profits when earned by the operations in Peru and withholding tax is triggered and paid upon distribution, with both taxes included as payments to governments in this Report. RAL Cayman Inc typically on-pays any dividends it receives during a financial year to its own shareholder, which is an entity incorporated and tax resident in Canada, twice yearly in May and November. No taxation benefit is obtained in relation to this dividend income as a result of RAL Cayman Inc being in the Group corporate structure. In particular, the withholding tax implications would be the same if the underlying earnings of the mining operations were paid directly to the shareholder of RAL Cayman Inc.

We regularly review our Group structure with a view to liquidating any subsidiary companies that are dormant or not otherwise required. For example, the liquidation of Riocerro Inc and Riochile Inc is under consideration.

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2019 13

Approach to transparency and tax continued
Intra-group transactions
We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia, as part of our corporate tax returns, we lodge detailed International Dealings Schedules, which quantify, by type, the transactions between the entities of our Australian tax consolidated groups and offshore related parties. We comply with the OECD’s country-by-country (CbC) reporting requirements as implemented in each of the countries in which we operate. For example, in Australia, we lodge certain transfer pricing related documentation and CbC reports in accordance with the taxation laws and the Australian Taxation Office’s requirements. This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world. We support the voluntary publication of country-by-country data and we will be publishing our FY2019 data.
Consistent with our commitment to transparency, we have voluntarily included in this Report information about material transactions between companies in the BHP Group. Outlined below are the top four dealings (by quantum) between our Australian business and non-Australian related parties.
Our Sales and Marketing business
Sales and Marketing is an independent core business of BHP. It is the link between BHP’s global operations and our global customers. Our Sales and Marketing business adds value to BHP and consequently to our shareholders and the countries in which we operate, by ensuring we receive the maximum price for our commodities. It achieves this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers. For export sales from Australia, our Sales and Marketing business typically buys the commodities from our Australian production assets, arranges the freight and other logistics and sells the commodities to its customers. In some instances, it will provide services to the production asset and act as its agent.
Location
Our Sales and Marketing business offices are centralised to bring together in regional locations the expertise we need to understand and analyse the markets and the needs of our customers. They are located to be close to our customers. As Asia accounts for 82 per cent of our revenue, our global minerals Sales and Marketing business is headquartered in Singapore. For proximity to oil and gas markets, our petroleum Sales and Marketing business is headquartered in Houston, United States. Our Sales and Marketing business has approximately 300 employees and contractors globally, with 140 of these in Singapore. Other smaller offices are strategically located around the world.
Singapore is the Asian centre for global commodities trading and is home to the vast majority of the world’s largest commodity trading companies. Singapore is a world leader in logistics capability and provides a base for world-class connectivity with an effective transportation network. It also provides a stable and transparent regulatory framework that supports trade and investment. Singapore’s high living standards attract highly qualified people and it has the largest single pool of commodities trading talent in Asia, providing a highly skilled and diverse work force.
In addition to our Sales and Marketing business, our Procurement business and Technology function are headquartered in Singapore, along with Finance, Human Resources and Legal personnel to support the Singapore activities. In total, we have around 770 employees and contractors in Singapore.
Profits made by our Singapore Sales and Marketing business
The Singapore Sales and Marketing business earns a small margin on its sales in line with the risks and activities undertaken and the value added.
In relative terms, our Sales and Marketing profits are small compared with the profits made in Australia from our Australian operations and the profits from our global operations. In FY2019, our main Singapore Sales and Marketing business made profits of approximately US$517 million on global commodities sales, representing approximately 4 per cent when compared with the FY2019 profits of our Australian operations (profits of US$12.4 billion from the production of Australian commodities) and approximately 3.5 per cent when compared with the FY2019 profits from our continuing global operations (US$15 billion).
Taxation
In FY2019, all of the profits (of approximately US$517 million) of the Singapore Sales and Marketing business were exempt from income tax in Singapore under a tax incentive that the Singapore Government has granted BHP (with effect from FY2021, under this incentive this income will be subject to corporate income tax at a reduced rate). This is one of a range of incentives that is legislated and open to all taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government. In FY2019, 58 per cent of the profits made by our Singapore Sales and Marketing business from the sale of our Australian commodities acquired from entities controlled by BHP Group Limited are taxed in Australia at the normal corporate tax rate, under the Australian Controlled Foreign Company rules. From FY2020 onwards, due to a change in the legal ownership of the entity conducting the Singapore Sales and Marketing business (BHP Billiton Marketing AG or BMAG), 100 per cent of such profits will be taxed in Australia under these rules (see further below).
We had a long-standing transfer pricing dispute (dating back to FY2003) with the Australian Taxation Office (ATO) in relation to the price at which commodities are sold to our Singapore Sales and Marketing business. In November 2018, we reached an agreement with the ATO to settle this dispute. As part of the settlement, BHP paid A$529 million in additional taxes and interest for the years FY2003 to FY2018. This amount is in addition to the more than A$75 billion BHP paid in taxes and royalties in Australia over the period of the dispute, being 16 years. In addition, BHP Group Limited will increase its ownership in BMAG from 58 per cent to 100 per cent with the result that, from FY2020 onwards, all of the profits made by BMAG from the sale of our Australian commodities acquired from entities controlled by BHP Group Limited will be taxed in Australia, at the normal corporate tax rate of 30 per cent, under the Australian Controlled Foreign Company rules.
14 BHP Economic Contribution Report 2019

Our contribution Our approach Our payments Additional information
Guernsey insurance company
BHP has an internal self-insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Sales and Marketing business. The risks insured are primarily property-related. We choose to self-insure these risks because it makes economic sense to do so.
The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Our assets and Sales and Marketing business pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm’s length principle as set out in the OECD Guidelines. The profits of Stein vary significantly year-on-year depending on insurance events that occurred. For example, in FY2017 the insurance company made a loss of US$117 million and in FY2018 the insurance company made a profit of US$207 million. In FY2019 it made a loss of approximately US$96 million due to the occurrence of insured events, including the impact of a leak in an acid processing plant at Olympic Dam, a fire in the smelter building at Nickel West in Kalgoorlie and the derailment of a train in our iron ore operations in Western Australia. The insurance proceeds payable by Stein to our Australian assets for these insured events will be reflected in the relevant Australian income tax return(s) and subject to Australian tax at the normal corporate tax rate of 30 per cent.
Financing
BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external market and our Sales and Marketing business and assets receive proceeds from the sale of our products to customers. These funds may be deployed in different ways, including capital investment in our operations, operating expenditure or returns (including dividends) to our shareholders.
We achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction, but can cross multiple jurisdictions. We do not have any significant intra-group financing arrangements between our Australian companies and other members of the Group outside Australia.
The BHP companies that provide this intra-group financing are tax resident in the United Kingdom, the United States or Australia. Consequently, any income, including interest received by the BHP financing companies, is subject to tax in the United Kingdom, the United States or Australia at normal corporate tax rates. The pricing of these intra-group financing arrangements is consistent with the arm’s length principle as set out in the OECD Guidelines.
We are transparent with our key tax authorities on our funding arrangements. For example, we have engaged with the ATO as part of the Key Taxpayer Engagement (KTE) and Justified Trust approaches. We have no disputes with any tax authorities in relation to the Group’s financing arrangements.
Intra-group administration and technology
BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on exploration, health, safety and environment, projects, engineering and integrated operations.
Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee. Our key jurisdictions that charge these service fees are Australia, the United States, the United Kingdom, Malaysia, the Philippines and Singapore. A significant portion of the fees paid to and by Australian members of the Group are with companies in the United States and United Kingdom. These fees are the subject of agreements between the relevant tax authorities i.e. between Australia and each of the United States and the United Kingdom (refer to the Tax agreements section).
BHP Economic Contribution Report 2019 15

Approach to transparency and tax continued
Assurance regimes and relationships with tax authorities
BHP has an extensive set of systems and controls in place to manage our material and non-material risks. To address the risk of material financial misstatement and to meet the legislative and regulatory requirements governing the internal controls over financial and other reporting in the countries in which we operate, we have an internal control evaluation program. Each control is assessed annually to ensure it is designed appropriately to manage the risk. The controls are also subject to a regular verification process to ensure they are operating effectively. Each year, all material risks are assessed on the basis of the effectiveness of their controls and given a rating, which is reported to senior management and to the Risk and Audit Committee of the Board. The internal control evaluation program also provides an annual external assessment of the effectiveness of internal controls over financial reporting, which is published in our Form 20-F filed annually with the Securities Exchange Commission in the United States. For more information on our internal control evaluation program, refer to ‘Our tax strategy’ on our website at bhp.com.
In addition, tax authorities conduct assurance on our tax affairs in a number of different jurisdictions around the world. As part of our commitment to corporate citizenship, we maintain positive and sustainable relationships with those authorities and seek to identify and, where possible, resolve any disagreements on a timely basis.
Our risk ratings in the United Kingdom and Australia reflect our size and complexity; our conservative approach to tax, in particular, not engaging in aggressive tax planning; and our openness and transparency in our dealings with revenue authorities.
In Australia, we have a Key Taxpayer risk rating. This risk rating reflects a lower risk level relative to other top 100 taxpayers, and an ongoing proactive and transparent engagement with the ATO. This is the lowest risk rating BHP can achieve as a top 100 taxpayer.
BHP is part of the Key Taxpayer Engagement (KTE) approach being rolled out by the ATO. KTE is a continuous whole-of-tax approach being put in place with 100 of the largest public businesses in Australia. Additionally, like all large taxpayers in Australia, we are currently part of the ATO’s ‘justified trust’ program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the ‘right’ amount of tax in accordance with taxation laws. The ATO has issued to BHP a Tax Assurance Report for FY2016 and FY2017. Our overall level of assurance for FY2016 and FY2017 was ‘Medium’ as, although the ATO obtained assurance in relation to some areas reviewed, further work is ongoing for other areas. For our Tax Governance Framework, we received a ‘Stage 2’ rating, which means that we demonstrated that a tax control framework exists and has been designed effectively. In relation to the other matters covered by the report, we received ‘red flag’ ratings only for our Sales and Marketing business reflecting that, at that time, our Marketing/transfer pricing dispute had not been resolved. This dispute has now been resolved (see the earlier Our Sales and Marketing business section). We are working collaboratively with the ATO to progress its ongoing work in relation to FY2018 and the ATO has indicated we are on track to obtain an overall provisional ‘High’ level of assurance.
Similarly, the business risk review rating given to BHP by Her Majesty’s Revenue and Customs (HMRC) in the United Kingdom includes ‘inherent moderate risk’ factors and behavioural ‘low-risk’ factors.
Tax agreements
As part of our commitment to corporate citizenship, we seek to enter into agreements with revenue authorities about the amount of tax we should pay on our activities, in particular, on the pricing of intra-group transactions. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities.
In relation to the pricing of our intra-group service charges, as noted earlier in the Intra-group administration and technology section, the ATO and each of HMRC in the United Kingdom and the Internal Revenue Service (IRS) in the US, have agreed to the pricing of these charges as part of bilateral advance pricing arrangements. We have also entered into an agreement with the ATO in relation to the Australian taxation treatment of our Sales and Marketing business as part of the resolution of the long-standing transfer pricing dispute with the ATO (refer to the earlier Our Sales and Marketing business section).
Tax incentives
We have been granted tax incentives in some countries in which we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them. The criteria that apply to such incentives generally include demonstration of a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures.
In FY2019, the incentives that applied to BHP were in Singapore, Malaysia and the Philippines. In Singapore, we were granted incentives exempting us from paying income tax on the profit from qualifying marketing activities (refer to the earlier Our Sales and Marketing business section) and on profit from qualifying shipping operations (approximately US$84 million profit in FY2019) until July 2021 under the Maritime Sector Incentive – Approved International Shipping (MSI-AIS) Enterprise Scheme. In Malaysia and the Philippines, we were granted incentives exempting us from paying taxes on the profits generated on intra-group service charges from our shared Global Asset Services (GAS) centres. We were granted Pioneer Status approval in Malaysia, providing a 100 per cent tax exemption of statutory income (approximately US$10 million statutory income in FY2019) until September 2018. In the Philippines, we were granted a tax-free holiday on revenue, VAT-free local purchases and free import duties under a Registration Agreement with the Philippine Economic Zone Authority (PEZA) expiring in November 2021. Our income in the Philippines was US$14 million in FY2019. None of the regimes under which BHP has been granted incentives have been noted by the OECD as being a harmful tax practice.
16 BHP Economic Contribution Report 2019

Our contribution Our approach Our payments Additional information
Tax disputes
Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations. As set out in note 6 ‘Income tax expense’ in section 5 in the 2019 Annual Report, we disclose our significant uncertain tax and royalty matters, including disputes.
Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis. In November 2018, we resolved a long-standing transfer pricing dispute with the ATO regarding the price at which we sell our Australian commodities to our Singapore Sales and Marketing business (see the earlier Our Sales and Marketing business section). The settlement covered all prior years in dispute and also provides certainty in relation to the taxation treatment for future years. On 26 June 2019, BHP and its joint venture partners reached a settlement with the Western Australian Government in relation to a dispute over a long-standing royalty deduction. As part of our agreement with the Western Australian Government, BHP and our joint venture partners have ceased to claim the deduction in question and agreed to a make a payment of A$250 million to the State in resolution of its retrospective claims. This was a genuine dispute and there is no assertion by the State that BHP or its joint venture partners deliberately or knowingly sought to avoid or minimise the royalties payable to the State of Western Australia.
Reconciling this Report with ATO transparency data
We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2017. Our reconciliation of our Australian taxes paid to this data is available on our website at bhp.com.
BHP Economic Contribution Report 2019 17

Our payments to governments

BHP has prepared this information in accordance with the UK Regulations. Our Report also addresses BHP's reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The Basis of Report preparation and Glossary sections contain information about the content of our Report and form part of our Report.

Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**5,393.2**	**491.4**	**157.2**	**6,041.8**
Algeria [(1)]	**–**	**–**	**–**	**–**
Directorate General of Taxes	–	–	–	–
Australia [(4)]	**4,252.0**	**392.4**	**37.1**	**4,681.5**
Australian Taxation office	4,252.0	392.4	37.1	4,681.5
Central Highlands Regional Council	–	–	–	–
Isaac Regional Council (Queensland)	–	–	–	–
Mackay Regional Council (Queensland)	–	–	–	–
Shire of Ashburton (Western Australia)	–	–	–	–
Shire of East Pilbara (Western Australia)	–	–	–	–
Shire of Leonara (Western Australia)	–	–	–	–
Shire of Wiluna (Western Australia)	–	–	–	–
State of New South Wales	–	–	–	–
State of Queensland	–		–	–
State of South Australia	–	–	–	–
State of Victoria	–	–	–	–
State of Western Australia	–		–	–
Town of Port Hedland (Western Australia)	–	–	–	–
Western Australia Department of Mines and Petroleum	–	–	–	–
Other Australian Governments	–	–	–	–
Brazil	**23.4**	**–**	**0.8**	**24.2**
Federal Tax Revenue Ministry	23.4	–	0.8	24.2
Canada	**39.6**	**–**	**–**	**39.6**
Canada Revenue Agency	39.3	–	–	39.3
Finances Quebec	0.3	–	–	0.3
Government of Saskatchewan	–	–	–	–
Natural Resources Canada	–	–	–	–
Rural Municipality of Leroy (Saskatchewan)	–	–	–	–
Rural Municipality of Prairie Rose (Saskatchewan)	–	–	–	–
Other Canadian Governments	–	–	–	–
Chile [(2)]	**1,003.7**	**99.0**	**–**	**1,102.7**
Servicio De Impuestos Internos	1,003.7	99.0	–	1,102.7
China	**1.6**	**–**	**–**	**1.6**
China Tax Bureau	1.6	–	–	1.6
Colombia	**2.3**	**–**	**–**	**2.3**
The National Directorate of Taxes and Customs	2.3	–	–	2.3
India	**0.5**	**–**	**–**	**0.5**
Income Tax Department	0.5	–	–	0.5
Japan	**0.2**	**–**	**–**	**0.2**
National Tax Agency	0.2	–	–	0.2
Malaysia	**1.5**	**–**	**–**	**1.5**
Inland Revenue Board	1.5	–	–	1.5
Mexico	**1.5**	**–**	**–**	**1.5**
Mexican Federal Tax Administration	1.5	–	–	1.5
Other Mexican Government	–	–	–	–

18 BHP Economic Contribution Report 2019

Our payments to governments over the last five years
10,000 8,000 6,000 4,000 2,000 0
FY2015 FY2016 FY2017 FY2018 FY2019
20,000 16,000 12,000 8,000 4,000 0
Global
O_Other O_Royalties O_Total taxes paid
Australia
Other Royalties Total taxes paid
Group Profit before tax excluding exceptional items
Our contribution Our approach Our payments Additional information
Signature, Total payments
Payments for discovery and as defined by
Production Infrastructure production the UK Other Total payments Royalties entitlements Fees improvements bonuses Regulations payments to governments
2,500.2 164.7 84.1 0.7 – 8,791.5 290.8 9,082.3
– 106.0 – – – 106.0 – 106.0
– 106.0 – – – 106.0 – 106.0
2,206.8 – 24.7 – – 6,913.0 232.9 7,145.9
– – 2.6 – – 4,684.1 40.3 4,724.4 – – –– –– 2.4 2.4 – – – – – – 7.8 7.8 – – – – – – 0.5 0.5 – – – – –– 0.4 0.4 –– – ––– 0.9 0.9 –– ––– – 0.7 0.7 –––––– 0.9 0.9 116.3 – 1.4 – – 117.7 6.7 124.4 801.8 – 1.0 – – 802.8 49.3 852.1 48.3 – 3.9 – – 52.2 16.5 68.7 – –– ––– 6.2 6.2 1,078.3 – 15.7 – – 1,094.0 87.6 1,181.6 – –– – –– 12.1 12.1 162.1 –– –– 162.1 – 162.1
– – 0.1 – – 0.1 0.6 0.7
– – – – 24.2 7.5 31.7
––––– 24.2 7.5 31.7
– – 9.5 0.7 – 49.8 3.8 53.6
––––– 39.3 0.7 40.0
– – – 0.2 – 0.5 – 0.5
– – 8.9 0.3 – 9.2 0.1 9.3
– – 0.6 – – 0.6 – 0.6
– – – 0.1 – 0.1 2.9 3.0
– – – 0.1 – 0.1 – 0.1 –– –– –– 0.1 0.1
– – 21.6 – – 1,124.3 3.5 1,127.8
– – 21.6 – – 1,124.3 3.5 1,127.8
– – – 1.6– 1.6
–– – 1.6– 1.6
– –– 2.3– 2.3
––––– 2.3– 2.3
––––– 0.5– 0.5
––––– 0.5– 0.5
––––– 0.2– 0.2
––––– 0.2– 0.2
– – – – – 1.5 – 1.5
––––– 1.5– 1.5
–– 1.1–– 2.6 5.5 8.1
– – 1.1 – – 2.6 0.9 3.5 –– –– –– 4.6 4.6
BHP Economic Contribution Report 2019 19

Our payments to governments continued

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Peru	**18.1**	**–**	**–**	**18.1**
Republica Del Peru	–	–	–	–
The National Superintendency of Customs and Tax Administration	18.1	–	–	18.1
Philippines	**–**	**–**	**–**	**–**
Bureau of Internal Revenue	–	–	–	–
Singapore	**2.0**	**–**	**–**	**2.0**
Inland Revenue Authority of Singapore	2.0	–	–	2.0
South Africa	**0.3**	**–**	**–**	**0.3**
South African Revenue Service	0.3	–	–	0.3
Switzerland	**3.1**	**–**	**–**	**3.1**
Canton of Zug	3.1	–	–	3.1
Trinidad and Tobago (3)	**0.7**	**–**	**–**	**0.7**
Board of Inland Revenue	0.7	–	–	0.7
United Kingdom	**49.2**	**–**	**–**	**49.2**
City of Westminster	–	–	–	–
Her Majesty's Revenue & Customs	49.2	–	–	49.2
United States of America	**(24.6)**	**–**	**23.0**	**(1.6)**
Arizona Department of Revenue	–	–	–	–
Arizona State Land Department	–	–	–	–
Bureau of Land Management	–	–	–	–
Louisiana Department of Revenue	4.1	–	3.6	7.7
State of Louisiana	–	–	19.3	19.3
Texas Comptroller	–	–	–	–
US Nuclear Regulatory Commission	–	–	–	–
US Department of the Interior	–	–	–	–
US Department of the Treasury	(28.7)	–	0.1	(28.6)
Utah Tax Commision	–	–	–	–
Washington Department of Revenue	–	–	–	–
Other US Governments	–	–	–	–
United States of America – Discontinued Operations	**18.1**	**–**	**96.3**	**114.4**
Arkansas Department of Finance and Administration	–	–	1.3	1.3
Commissioner For the Texas General Land office	–	–	–	–
City of Cotulla	–	–	–	–
Department of Natural Resources (Louisiana)	–	–	–	–
Dewitt County Texas County Tax Assessor-Collector	–	–	–	–
Internal Revenue Service	–	–	–	–
Louisiana Department of Revenue	18.1	–	24.4	42.5
Railroad Commission of Texas	–	–	–	–
State of Texas	–	–	–	–
Texas Comptroller	–	–	70.6	70.6
US Department of the Interior	–	–	–	–
US Department of the Treasury	–	–	–	–
Van Buren County Collector	–	–	–	–
Other US Governments	–	–	–	–

Figures are rounded to the nearest decimal point.

(1) Production entitlements of 1.9 million barrels of oil equivalent (boe) paid in-kind.

(2) Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP's financial year (1 July 2018 to 30 June 2019). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for Calendar Year 2018 amount to US$672 million (Escondida) and US$180 million (Pampa Norte).

(3) Production entitlements of 2.7 million boe paid in-kind.

(4) Payments made for royalties in relation to the North West Shelf of US$162.1 million relate to the ad valorem royalty over which the Commonwealth has jurisdiction. Under the Offshore Petroleum (Royalty) Act 2006, the royalties are assessed and collected on behalf of the Commonwealth by the Western Australia Department of Mines and Petroleum (DMP). Payments are currently allocated between the Commonwealth (approximately one third) and Western Australia (approximately two thirds).

20 BHP Economic Contribution Report 2019

Royalties	Production entitlements	Fees	Payments for Infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
–	**–**	**1.2**	**–**	**–**	**19.3**	**0.2**	**19.5**
–	–	1.2	–	–	1.2	–	1.2
–	–	–	–	–	18.1	0.2	18.3
–	**–**	**–**	**–**	**–**	**–**	**0.4**	**0.4**
–	–	–	–	–	–	0.4	0.4
–	**–**	**–**	**–**	**–**	**2.0**	**–**	**2.0**
–	–	–	–	–	2.0	–	2.0
–	**–**	**–**	**–**	**–**	**0.3**	**–**	**0.3**
–	–	–	–	–	0.3	–	0.3
–	**–**	**–**	**–**	**–**	**3.1**	**–**	**3.1**
–	–	–	–	–	3.1	–	3.1
–	**58.7**	**14.3**	**–**	**–**	**73.7**	**2.1**	**75.8**
–	58.7	14.3	–	–	73.7	2.1	75.8
–	**–**	**–**	**–**	**–**	**49.2**	**4.6**	**53.8**
–	–	–	–	–	–	0.9	0.9
–	–	–	–	–	49.2	3.7	52.9
239.4	**–**	**11.4**	**–**	**–**	**249.2**	**3.9**	**253.1**
–	–	0.2	–	–	0.2	–	0.2
–	–	0.3	–	–	0.3	–	0.3
–	–	0.2	–	–	0.2	–	0.2
–	–	–	–	–	7.7	–	7.7
–	–	–	–	–	19.3	–	19.3
–	–	–	–	–	–	2.7	2.7
–	–	–	–	–	–	0.4	0.4
239.4	–	10.2	–	–	249.6	–	249.6
–	–	–	–	–	(28.6)	0.5	(28.1)
–	–	0.1	–	–	0.1	0.2	0.3
–	–	0.3	–	–	0.3	–	0.3
–	–	0.1	–	–	0.1	0.1	0.2
54.0	**–**	**0.3**	**–**	**–**	**168.7**	**26.4**	**195.1**
–	–	–	–	–	1.3	1.9	3.2
49.4	–	–	–	–	49.4	–	49.4
–	–	–	–	–	–	2.7	2.7
4.5	–	0.1	–	–	4.6	–	4.6
–	–	–	–	–	–	1.1	1.1
–	–	–	–	–	–	1.3	1.3
–	–	–	–	–	42.5	6.7	49.2
–	–	0.2	–	–	0.2	0.2	0.4
–	–	–	–	–	–	12.1	12.1
–	–	–	–	–	70.6	–	70.6
0.1	–	–	–	–	0.1	–	0.1
–	–	–	–	–	–	0.1	0.1
–	–	–	–	–	–	0.2	0.2
–	–	–	–	–	–	0.1	0.1

Our contribution
Our approach
Our payments
Additional information

BHP Economic Contribution Report 2019 21

Our payments to governments continued

Payments made on a project-by-project basis

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$ millions	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**5,393.2**	**491.4**	**157.2**	**6,041.8**
Petroleum	**411.9**	**428.9**	**60.1**	**900.9**
Algeria Joint Interest Unit[1]	0.1	–	–	0.1
Australia Joint Interest Unit	2.1	–	–	2.1
Australia Production Unit – Victoria	5.4	18.2	–	23.6
Australia Production Unit – Western Australia	(32.8)	101.8	–	69.0
Bass Strait	104.3	308.9	–	413.2
Closed Sites	8.9	–	–	8.9
Gulf of Mexico	4.2	–	23.0	27.2
North West Shelf	280.8	–	37.1	317.9
Trinidad and Tobago Production Unit[2]	0.7	–	–	0.7
UK Production Unit	29.4	–	–	29.4
Other	8.8	–	–	8.8
Minerals Americas	**1,066.2**	**99.0**	**0.8**	**1,166.0**
Escondida	762.3	98.9	–	861.2
New Mexico Coal	(1.0)	–	–	(1.0)
Other Copper	3.2	–	–	3.2
Pampa Norte	244.7	0.1	–	244.8
Potash Canada	14.7	–	–	14.7
Head office – BHP Billiton Brasil Ltda	23.9	–	0.8	24.7
Head office – RAL Cayman Inc	18.4	–	–	18.4
Minerals Australia	**3,734.1**	**(36.5)**	**–**	**3,697.6**
IndoMet	(1.4)	–	–	(1.4)
New South Wales Energy Coal	–	–	–	–
Nickel West	54.5	–	–	54.5
Olympic Dam	30.0	–	–	30.0
Other Coal	8.5	–	–	8.5
Queensland Coal[3]	1,015.0	–	–	1,015.0
Western Australia Iron Ore	2,627.5	(36.5)	–	2,591.0
Group and Unallocated	**162.9**	**–**	**–**	**162.9**
Corporate	142.4	–	–	142.4
Commercial	20.5	–	–	20.5
Discontinued Operations	**18.1**	**–**	**96.3**	**114.4**
North America Shale (Fayetteville)	–	–	1.3	1.3
North America Shale (Haynesville)	–	–	95.0	95.0
North America Shale (Permian Basin, Eagle Ford)	–	–	–	–
Other	18.1	–	–	18.1

Figures are rounded to the nearest decimal point.
(1) Production entitlements of 1.9 million boe paid in-kind.
(2) Production entitlements of 2.7 million boe paid in-kind.
(3) Royalties, fees and other payments made by BHP Mitsubishi Alliance Coal Operations Pty Ltd have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.

22 BHP Economic Contribution Report 2019

Our contribution
Our approach
Our payments
Additional information

Royalties	Production entitlements	Fees	Payments for Infrastructure improvements	Signature, discovery and production bonuses	**Total payments as defined by the UK Regulations**	Other payments	**Total payments to governments**
2,500.2	**164.7**	**84.1**	**0.7**	**–**	**8,791.5**	**290.8**	**9,082.3**
401.5	**164.7**	**27.0**	**0.2**	**–**	**1,494.3**	**23.6**	**1,517.9**
–	106.0	–	–	–	106.1	–	106.1
–	–	–	–	–	2.1	–	2.1
–	–	–	–	–	23.6	–	23.6
–	–	0.4	–	–	69.4	5.0	74.4
–	–	–	–	–	413.2	7.6	420.8
–	–	0.4	0.2	–	9.5	0.6	10.1
239.4	–	10.2	–	–	276.8	3.2	280.0
162.1	–	0.1	–	–	480.1	–	480.1
–	58.7	14.3	–	–	73.7	2.1	75.8
–	–	–	–	–	29.4	–	29.4
–	–	1.6	–	–	10.4	5.1	15.5
–	**–**	**32.5**	**0.5**	**–**	**1,199.0**	**15.0**	**1,214.0**
–	–	16.5	–	–	877.7	0.6	878.3
–	–	–	–	–	(1.0)	–	(1.0)
–	–	3.9	–	–	7.1	1.6	8.7
–	–	2.8	–	–	247.6	1.6	249.2
–	–	9.3	0.5	–	24.5	3.7	28.2
–	–	–	–	–	24.7	7.5	32.2
–	–	–	–	–	18.4	–	18.4
2,044.7	**–**	**24.3**	**–**	**–**	**5,766.6**	**210.3**	**5,976.9**
–	–	–	–	–	(1.4)	–	(1.4)
116.3	–	3.4	–	–	119.7	9.6	129.3
20.8	–	3.5	–	–	78.8	13.6	92.4
48.3	–	4.2	–	–	82.5	17.0	99.5
–	–	–	–	–	8.5	4.1	12.6
799.8	–	1.0	–	–	1,815.8	71.0	1,886.8
1,059.5	–	12.2	–	–	3,662.7	95.0	3,757.7
–	**–**	**–**	**–**	**–**	**162.9**	**15.5**	**178.4**
–	–	–	–	–	142.4	12.3	154.7
–	–	–	–	–	20.5	3.2	23.7
54.0	**–**	**0.3**	**–**	**–**	**168.7**	**26.4**	**195.1**
–	–	–	–	–	1.3	2.1	3.4
54.0	–	0.1	–	–	149.1	21.0	170.1
–	–	0.2	–	–	0.2	3.3	3.5
–	–	–	–	–	18.1	–	18.1

BHP Economic Contribution Report 2019 23

Tax and our 2019 Financial Statements

Below are a number of commonly asked questions to assist with better understanding this Report and its link to our Financial Statements.

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as 'deferred taxation'.

Income tax expense may also be impacted by items that don't result in an outlay of cash, such as taxes paid in-kind.

How do the numbers reported here reconcile to the tax expense in your financial report?

The income tax and royalty-related taxation paid reported in this Report is included in section 5.1.4 Consolidated Cash Flow Statement in the Annual Report 2019, presented as net income tax and royalty-related taxation refunded of US$59 million and net income tax and royalty-related taxation paid of US$5,999 million. These also reconcile to the tax expense, presented on an accrual basis, in note 6 'Income tax expense' in section 5 in the Annual Report 2019, as shown in the graph below.

Set out in the table below is a summary breakdown of the deferred tax expense arising from differences between accounting and tax treatments as shown in note 13 of section 5 of the 2019 Annual Report.

	Deferred tax expense
Depreciation	(951)
Exploration expenditure	43
Employee benefits	14
Closure and rehabilitation	(53)
Resource rent tax	(179)
Other provisions	(2)
Deferred income	(9)
Deferred charges	56
Investments, including foreign tax credits	70
Foreign exchange gains and losses	(45)
Tax losses	1,147
Other	(10)
Total deferred tax expense charged/(credited)	**81**
Comprised of:	
Deferred tax expense charged/(credited) – Continuing operations	121
Deferred tax expense charged/(credited) – Discontinued operations	(40)
Total deferred tax expense charged/(credited)	**81**

Reconciliation of taxes paid to tax expense


US$M
7000
6000
5000
4000
3000
2000
1000
0
5,940
(1,869)
1,228
109
5,408
121
5,529
Corporate income tax and royalty-related taxes that have been paid and received in FY2019 on a cash basis
Tax payments from prior periods that were made in FY2019
Tax payments in respect of FY2019 that will be made in subsequent periods
Other (includes taxes paid in-kind)
Current tax expense (2)
Deferred tax arising from differences between accounting and tax treatments (1)(2)
Total tax expense (current and deferred tax expense) (2)

(1) Material differences include timing of depreciation deductions and carry-forward of tax losses.
(2) Tax expense is shown in relation to continuing operations.

24 BHP Economic Contribution Report 2019

Our contribution
Our approach
Our payments
Additional information

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax.

Two measures of effective tax rate are commonly used:

1. Corporate effective tax rate – calculated as total income tax expense divided by accounting profit. This excludes the impact of royalty-related taxation (such as Petroleum Resource Rent Tax in Australia and Specific Tax on Mining Activities in Chile).
2. Statutory effective tax rate – calculated as total taxation expense divided by accounting profit.

Outcomes for FY2019 for our key jurisdictions for these effective tax rate measures are shown below. These rates do not include royalties or discontinued operations, but do include the impact of any profits and taxation expenses that are treated as 'exceptional' items for the purposes of the Group's financial statements.

	Corporate effective tax rate	Statutory effective tax rate	Statutory effective tax rate including withholding tax[1]
Global %	35.4	36.7	
Australia %	30.8	32.1	
Chile %[1]	27.7	30.7	35.9
United States %[2]	>100	>100	
Canada %[3]	>100	>100	

(1) The Group pays significant amounts of withholding taxes to the Chilean government on dividends paid by Chilean companies. These withholding taxes are not reflected in the Chile statutory effective tax rate or corporate effective tax rate above. We consider these withholding taxes to be associated with our operations in Chile and therefore also present the statutory effective tax rate including the tax expense related to these withholding taxes.

(2) The United States (US) was in a profit position of approximately US$290 million with a tax expense of approximately US$440 million, which creates an unusually high and distortive tax expense in excess of 100 per cent of profit. The high taxation rate is primarily due to a reduction in US tax credits related to Chilean taxes.

(3) Canada was in a profit position of approximately US$12 million in FY2019, with a tax expense of approximately US$100 million, which creates an unusually high and distortive tax expense in excess of 100 per cent of profit. The high taxation rate is due to a number of factors including a reduction in Canadian tax losses and Chilean withholding taxes on dividends paid to the Canadian corporate group.

What is your adjusted effective tax rate?

We also report adjusted effective tax rates, which exclude the influence of exchange rate movements, exceptional items and discontinued operations, because we believe this gives a clearer view of our ongoing contribution and how it changes over time. Our globally adjusted effective tax rate for FY2019 was 36.0 per cent. It is reconciled to the statutory effective tax rate shown below.

	2019		
	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	15,049	(5,529)	36.7
Adjusted for:			
Exchange rate movements	–	(25)	
Exceptional items[1]	1,060	(242)	
Adjusted effective tax rate	**16,109**	**(5,796)**	**36.0**

(1) The FY2019 exceptional loss of US$1,060 million related to the Samarco dam failure in November 2015. The financial impact of US$242 million relates to the reversal of provisions for global taxation matters which were resolved during the period. Further information is available in note 3 of Section 5 of the 2019 Annual report.

Over the last decade, our average adjusted effective tax rate was 33.5 per cent. The adjusted effective tax rate and statutory effective tax rate for the Group for the past 5 years are set out in the graph below.

Adjusted effective tax rate and statutory effective tax rate


50
45
40
35
30
25
20
15
10
5
0
45.5%
31.8%
35.8%
0.0%
39.7%
34.0%
47.5%
31.4%
36.7%
36.0%
FY2015
FY2016
FY2017
FY2018
FY2019
Adjusted ETR
Statutory ETR

The Group's statutory effective tax rate for FY2016 presents as nil because we recognised a total taxation benefit of US$1.1 billion (including government imposed royalty-related taxation calculated by reference to profits) and a loss before taxation for the period of US$7.3 billion.

Why is your effective tax rate not the same as the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country in which we operate. That tax rate applies to the taxable profits derived in that country, and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

BHP Economic Contribution Report 2019 25

Basis of Report preparation
This Report has been prepared in accordance with UK Regulations. The Report is prepared from data recorded in our financial systems, being the same data and financial systems used to prepare our financial statements. The Report is prepared on a basis that is consistent with the draft guidance material produced by the Australian Accounting Standards Board. Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended
30 June 2019.
This Report includes all such amounts paid and received by BHP in respect of each of our operations, including the Onshore US assets, whose sale by BHP was announced on 27 July 2018. Completion of the sales was announced on 28 September 2018 (Fayetteville Onshore US gas assets) and 1 November 2018 (Eagle Ford, Haynesville and Permian Onshore US oil and gas assets). For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets’ payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BHP Mitsubishi Alliance (BMA), 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the operation. For information purposes, 100 per cent of the payments made by our significant equity accounted investments have been shown on page 4 even though no amounts have been included in our total payments to governments. Taxes, royalties and other payments, both cash and in-kind (non-cash), to governments, net of refunds, are collectively referred to in this Report as ‘Total payments to governments’ and include the following payment categories:
Corporate income taxes
Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes. For the purposes of allocating Corporate income taxes to particular countries in ‘Payments made by country and level of government’ in this Report, withholding taxes are allocated to the country to which the withholding taxes are remitted – for example, Chilean withholding taxes paid to the Chilean Government are allocated to Chile.
Royalty-related income taxes
Payments to governments in relation to profits from the extraction of natural resources, including Petroleum Resource Rent Tax (PRRT) in Australia and Specific Tax on Mining Activities (STMA) in Chile. This also includes payments to revenue authorities in respect of disputed claims. Royalty-related income taxes are presented as income tax in section 5.1.1 Consolidated Income Statement in the Annual Report 2019.
Taxes levied on production
Payments to governments in relation to crude excise, carbon tax and severance tax on the extraction of natural resources. Taxes levied on production are presented as expenses, not income tax, in section 5.1.1 Consolidated Income Statement in the Annual Report 2019.
Royalties
Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in section 5.1.1 Consolidated Income Statement in the Annual Report 2019. Royalty-related income taxes are excluded from Royalties.
Production entitlements
Payments to governments entitled to a share of production under production-sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government.
Fees
Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions.
Payments for infrastructure improvements
Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities.
Dividend payments
Payments to governments with ownership interests in specific assets; not payments to governments as holders of ordinary shares in BHP. There were no dividend payments to governments for the year ended
30 June 2019.
Signature, discovery or production bonuses
Payments to governments upon signing an oil and gas lease, when discovering natural resources, and/or when production has commenced. There were no payments of signature, discovery or production bonuses to governments for the year ended 30 June 2019.
Other payments
Payments to governments under other legislated tax rules such as payroll tax, fringe benefits tax, excise duties, property tax, land tax and black lung tax. These payments are not specifically required to be disclosed by the UK Regulations.
Excluded amounts
The following are not included in total payments to governments:
Taxes collected
Tax payments made to governments on behalf of our employees.
Indirect taxes
Tax payments made to, or received from, governments in the nature of sales tax, value added tax and goods and services tax.
Penalties and interest
Payments to governments resulting from the imposition of penalties, fees or interest.
Other
Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the Ł86,000 threshold set out in the UK Regulations).
Projects
Payments made on a project-by-project basis (Payments made on a project-by-project basis section of this Report) present payments by entity when not specifically attributable to a project.
Payments in relation to Corporate Head Office and the Commercial function have been included in the Total payments to governments as defined by the UK Regulations. The payments are not attributable to specific projects. ‘Corporate Head Office’ and ‘Commercial Offices’ comprise functional support for the Group that in FY2019 consists entirely of projects that undertake relevant activities as defined by the UK Regulations.
The Payments made on a project-by-project basis section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include the following: • losses from one entity can be offset against taxable income of another entity within the same tax consolidated group; • only the head entity of a tax consolidated group is liable to make corporate income tax payments to the Australian Tax Office (ATO); • typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO amongst entities within the Australian tax consolidated group.
Reporting currency
All payments to governments on pages 18 to 23 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment.
Discontinued operations
Following BHP’s sale of the Onshore US assets announced on 27 July 2018, the contribution of these assets to the Group’s tax payments are presented in this Report as Discontinued operations (refer to Section 5 in the Annual Report 2019 for more information on the accounting treatment). To enable more meaningful comparisons with prior year disclosures, and to comply with applicable statutory requirements, this Report includes data from Continuing and Discontinued operations, unless specified otherwise. Refer to the Glossary section for definitions of reported data.
26 BHP Economic Contribution Report 2019

Glossary
Adjusted effective tax rate
Total taxation expense for our Continuing operations excluding exceptional items and exchange movements included in taxation expense divided by Profit for our Continuing operations before taxation and exceptional items.
Adjusted effective tax and royalty rate
Total taxation expense for our Continuing operations excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit for our Continuing operations before taxation, royalties and exceptional items.
BHP or the Group
BHP Group Limited and BHP Group Plc and their respective subsidiaries.
Current tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years.
Deferred tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements attributable to the current year but payable in future years provided using the balance sheet liability method.
Employees and contractors
The weighted average number of employees and contractors across the Group is calculated from the actual number of employees on the last day of the month over the 10-month period from July 2018 to April 2019 at each BHP-controlled site. It includes the Executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities. Employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. Employees of businesses acquired or disposed of during the year are included for the period of ownership.
Government
Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking).
Income tax expense
The total of current tax expense and deferred tax expense.
Low-tax jurisdictions
In classifying which countries are ‘low-tax jurisdictions’, we have applied the EU list of non-cooperative jurisdictions for tax purposes, issued in December 2017 by the European Union and subsequently updated. The updated list used in this Report was issued on 23 July 2019.
Payments to shareholders, lenders and investors
Geographical distribution is based on the registered address of shareholders (for returns to shareholders including dividends) and country of incorporation of the borrower for interest payments and loan repayments.
Profit before taxation
Profit before taxation when presented by country is adjusted for intercompany dividends.
Project
Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are ‘substantially interconnected’, they may be considered a project. For these purposes, ‘substantially interconnected’ means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities.
Report
The Report has been prepared for BHP’s financial year from 1 July 2018 to 30 June 2019.
Social investment
Includes community contributions and associated administrative costs (including costs borne by BHP to facilitate the operation of the BHP Foundation), and BHP’s equity share in community contributions for both operated and non-operated joint ventures.
UK Regulations
The Reports on Payments to Governments Regulations 2014, as amended by the Reports on Payments to Governments (Amendment) Regulations 2015. The UK Regulations implement the EU Accounting Directive (Chapter 10, Directive 2013/34/EU) in the United Kingdom.
Our contribution Our approach Our payments Additional information
BHP Economic Contribution Report 2019 27

Independent auditor’s report to the Directors of BHP Group Plc and BHP Group Limited
Opinion
In our opinion, the Total payments to governments of US$9,082.3m (‘Total payments to governments’) as presented in the ‘Our payments to governments’ section of BHP’s (comprising BHP Group Plc, BHP Group Limited and their respective subsidiaries) Economic Contribution Report 2019 (‘the Report’) is prepared, in all material respects, in accordance with the Basis of Report preparation set out in the ‘Basis of Report preparation’ section of the Report (‘the Basis of Report preparation’).
Basis for opinion
We performed an audit in order to express an opinion as to whether the Total payments to governments was prepared in accordance with the Basis of Report preparation.
We conducted our audit in accordance with Australian Auditing Standards. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the Total payments to governments section of this auditor’s report.
Emphasis of matter – Basis of Report preparation
The Basis of Report preparation contained in the ‘Basis of Report preparation’ section of the Report is of such importance that it is fundamental to your understanding of the Total payments to governments. This has not caused us to modify our opinion.
Other Information
Other Information is financial and non-financial information in the Report which is provided in addition to the Total payments to governments and this auditor’s report. BHP is responsible for the Other Information. Our opinion on the Total payments to governments does not cover the Other Information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon.
In connection with our audit of the Total payments to governments, our responsibility is to read the Other Information. In doing so, we consider whether the Other Information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
We are required to report if we conclude that there is a material misstatement of this Other Information, and based on the work we have performed on the Other Information that we obtained prior to the date of this auditor’s report we have nothing to report.
BHP’s responsibility
BHP is responsible for:
the preparation and presentation of the Report;
establishing a framework in which the Total payments to governments and other related information in the Report has been prepared; determining that the framework as set out in the Basis of Report preparation meets its needs; establishing internal controls and processes that enable the preparation and presentation of the Report that is free from material misstatement, whether due to fraud or error.
Auditor’s responsibilities for the audit of the Total payments to governments
Our objective is to:
obtain reasonable assurance about whether the Total payments to governments was prepared in accordance with the Basis of Report preparation; issue an auditor’s report that includes our opinion.
Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • identify and assess the risks of material misstatement of the Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for the auditor’s opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; • evaluate the appropriateness of the Basis of Report preparation used and related disclosures made by BHP; • obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BHP’s internal control; • obtain sufficient appropriate audit evidence to express an opinion whether the Total payments to governments was prepared in accordance with the Basis of Report preparation. We are responsible for the direction, supervision and performance of the audit.
We remain solely responsible for the audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that the auditor identifies during the audit.
Use of this auditor’s report
This auditor’s report has been prepared for BHP in accordance with our engagement letter and is intended solely for the Directors of BHP. We disclaim any assumption of responsibility for any reliance on this auditor’s report, or on the Report to which it relates, to any person other than the Directors of BHP, or for any other purpose than that for which it was prepared.
Independence
In conducting our audit, we have complied with the independence requirements of the Accounting Professional and Ethical Standards Board.
KPMG Melbourne
5 September 2019
KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
Liability limited by a scheme approved under Professional Standards Legislation.
28 BHP Economic Contribution Report 2019

Corporate directory
BHP Registered Offices
BHP Group Limited Australia
171 Collins Street Melbourne VIC 3000
Telephone Australia 1300 55 47 57 Telephone International +61 3 9609 3333 Facsimile +61 3 9609 3015
BHP Group Plc United Kingdom
Nova South, 160 Victoria Street London SW1E 5LB
Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111
Group General Counsel
& Company Secretary
Caroline Cox
BHP Corporate Centres
Chile
Cerro El Plomo 6000 Piso 18 Las Condes 7560623 Santiago Telephone +56 2 2579 5000 Facsimile +56 2 2207 6517
United States
Our agent for service in the United States is Jennifer Lopez-Burkland at: 1500 Post Oak Boulevard, Suite 150 Houston, TX 77056-3020 Telephone +1 713 961 8500 Facsimile +1 713 961 8400
Commercial Office
Singapore
10 Marina Boulevard, #07-01
Marina Bay Financial Centre, Tower 2 Singapore 018983 Telephone +65 6421 6000 Facsimile +65 6421 6800
Share Registrars and Transfer Offices
Australia
BHP Group Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal address – GPO Box 2975 Melbourne VIC 3001 Telephone 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile +61 3 9473 2460 Email enquiries: investorcentre.com/bhp
United Kingdom
BHP Group Plc Registrar
Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE
Postal address (for general enquiries) The Pavilions, Bridgwater Road Bristol BS99 6ZZ
Telephone +44 344 472 7001 Facsimile +44 370 703 6101 Email enquiries: investorcentre.co.uk/contactus
South Africa
BHP Group Plc Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers
15 Biermann Avenue Rosebank 2196, South Africa
Postal address – PO Box 61051 Marshalltown 2107 Telephone +27 11 373 0033 Facsimile +27 11 688 5217 Email enquiries: web.queries@computershare.co.za
Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone +64 9 488 8777 Facsimile +64 9 488 8787
United States
Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 Postal address – PO Box 43078 Providence, RI 02940-3078 Telephone +1 888 404 6340 (toll-free within US) Facsimile +1 312 601 4331 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR) (toll-free within US) Facsimile +1 201 324 3284 Email enquiries: citibank@shareholders-online.com Website: citi.com/dr
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